SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**7.01**
Reporting Period	**07-18-2005**
Global Enclosed File Count	**3**
Internet Address	**nancy.rice@raymondjames.com**
	jennifer.ackart@raymondjames.com
	doug.krueger@raymondjames.com

Documents

8-K	**earningsrelease.htm**
	RJF June 2005 Earnings Release
GRAPHIC	**logo.jpg**
	logo
8-K	**earningsrelease.pdf**
	earningsrelease

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>07-18-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>earningsrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF June 2005 Earnings Release</value>
    </field>
    <data sid="data1">
      <filename>earningsrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>logo</value>
    </field>
    <data sid="data2">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
```

```
          <value>earningsrelease.pdf</value>
        </field>
        <combobox sid="SubDocument_conformedDocumentType_3">
          <value>8-K</value>
        </combobox>
        <field sid="SubDocument_description_3">
          <value>earningsrelease</value>
        </field>
        <data sid="data3">
          <filename>earningsrelease.pdf</filename>
          <mimedata>
          </mimedata>
        </data>
      </page>
      <page sid="PAGE3">
        <field sid="SubInternet_internetAddress_">
          <value>nancy.rice@raymondjames.com</value>
        </field>
        <field sid="SubInternet_internetAddress_1">
          <value>jennifer.ackart@raymondjames.com</value>
        </field>
        <field sid="SubInternet_internetAddress_2">
          <value>doug.krueger@raymondjames.com</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

July 18, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The following information was contained in a press release issued on July 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 18, 2005

By: /s/ Thomas A. James

Thomas A. James,
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Release No. 0705-03 FOR IMMEDIATE RELEASE

July 18, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS THIRD QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 9 percent increase in unaudited net income to $32,382,000, or $0.43 per diluted share, for the third quarter ended June 24, 2005, on slightly higher net revenues of $493,544,000, compared to net income of $29,614,000, or $0.40 per diluted share, for fiscal 2004's third quarter.

Unaudited net income for the nine months of fiscal 2005 was reported at $106,322,000, up from 2004's $96,912,000, while net revenues for the period increased to $1,475,647,000 from $1,334,547,000 the previous year. Diluted earnings per share were $1.41 versus $1.30 for last year's comparable period.

"Reflecting vibrant business activity across the firm, gross revenues and net revenues in our third fiscal quarter increased 17 percent and 12 percent, respectively, over last year's comparable quarter," stated Chairman and CEO Thomas A. James.

"Although the 9 percent increase in net income was respectable, net additions to legal and settlement reserves of $8 million, of which $6.5 million related to two series of claims, obscured the excellent operating results' impact on net income. One of those was the "Premier 72" (Lapin) group of claims, of which approximately two-thirds were settled for $24 million after several years of litigation. As a result, Private Client Group profits were down $10 million from last year and masked excellent operating results in Capital Markets, Asset Management, Raymond James Bank and our venture capital investments.

"While litigation costs associated with the 2000-2002 market have continued to be a drag -more-

on earnings, there is an encouraging trend in a reduction in the number of complaints. An improved investment climate, as well as recruiting success in our brokerage subsidiaries, augurs well for the final quarter. We have participated in the summer rally since mid-June, which has favorably influenced investment results and activity," James concluded.

The company will conduct its quarterly conference call July 19 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial,""Financial Reports."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 4,800 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $142 billion, of which more than $26 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters, a variety of factors - many of which are beyond Raymond James' control - could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.

Raymond James Financial, Inc.
Unaudited Report
For the third quarter ended June 24, 2005
(all data in thousands, except per share earnings)

	Third Quarter			Nine Months		
	2005	2004	Percent Change	2005	2004	Percent Change
Revenues	$526,362	$451,535	17%	$1,563,066	$1,367,568	14%
Net Revenues	493,544	440,111	12%	1,475,647	1,334,547	11%
Net Income	32,382	29,613	9%	106,322	96,912	10%
Earnings Per Share - Diluted	0.43	0.40		1.41	1.30	
Average Shares Outstanding - Diluted	75,588	74,560		75,493	74,353	

Balance Sheet Data

	June 2005	March 2005	September 2004	June 2004
Total Assets	$7.8 bil.	$7.9 bil.	$ 7.6 bil.	$7.3 bil.
Shareholders' Equity	$1,192 mil.	$1,160 mil.	$1,065 mil.	$1,033 mil.
Book Value Per Share	$15.82	$15.44	$14.42	$14.01

Management Data

	June 2005	March 2005	September 2004	June 2004
Total Financial Advisors*				
United States	4,537	4,488	4,539	4,633
Canada	282	279	274	261
# Lead Managed/Co-Managed Public Offerings in United States	20	20	25	22
Financial Assets Under Management	$26.2 bil.	$25.4 bil.	$ 22.3 bil.	$22.1 bil.

*Prior quarters were restated to reflect a change in the definition of a producing Financial Advisor.

-more-

Raymond James Financial, Inc.

	June 2005	March 2005	September 2004	June 2004
Client Assets	$ 142 bil.	$ 136 bil.	$ 124 bil.	$109 bil.
Client Margin Balances	$1,214 mil.	$1,190 mil.	$1,173 mil.	$1,129 mil.
Client Trade Volume	1,884,000	1,993,000	1,680,000	1,739,000
# of Client Accounts	1,363,000	1,347,000	1,321,000	1,340,000

Segment Data

	Three Months Ended		Nine Months Ended	
	June 24, 2005	June 25, 2004	June 24, 2005	June 25, 2004
Revenues:				
Private Client Group	$ 341,559	$311,509	$ 1,019,478	$ 925,728
Capital Markets	106,134	89,151	326,817	294,004
Asset Management	43,139	36,956	125,661	109,137
Raymond James Bank	12,243	7,099	31,046	20,554
Other	23,287	6,820	60,064	18,145
Total	$ 526,362	$451,535	$1,563,066	$1,367,568
Pre-tax Income:				
Private Client Group	$ 17,879	$ 27,835	$ 81,634	$ 90,122
Capital Markets	15,229	10,197	45,482	37,822
Asset Management	10,292	7,485	29,107	21,385
Raymond James Bank	3,379	2,775	9,457	7,038
Other	4,697	(577)	8,730	(2,790)
Total	$ 51,476	$ 47,715	$174,410	$153,577

-more-

Raymond James Financial, Inc.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

Three Months Ended

	June 24 2005	June 25, 2004	% Change	March 24 2005	% Change
Revenues:					
Securities commissions and fees	$349,364	$ 326,701	7%	$341,373	2%
Investment banking	30,544	17,226	77%	28,387	8%
Investment advisory fees	38,674	33,517	15%	39,106	-1%
Interest	66,354	33,271	99%	57,392	16%
Net trading profits	2,722	5,031	-46%	7,445	-63%
Financial service fees	20,507	20,852	-2%	21,748	-6%
Other	18,197	14,937	22%	16,876	8%
TOTAL REVENUES	526,362	451,535	17%	512,327	3%
Interest Expense	32,818	11,424	187%	29,209	12%
NET REVENUES	493,544	440,111	12%	483,118	2%
Non-Interest Expenses					
Compensation, commissions and benefits	348,361	319,962	9%	342,492	2%
Communications and information processing	23,948	20,425	17%	22,059	9%
Occupancy and equipment costs	16,695	14,913	12%	15,822	6%
Clearance and floor brokerage	6,769	5,094	33%	5,779	17%
Business development	17,057	15,398	11%	15,501	10%
Other	29,750	16,561	80%	22,235	34%
TOTAL NON-INTEREST EXPENSES	442,580	392,353	13%	423,888	4%
Income before provision for income taxes	50,964	47,758	7%	59,230	-14%
Provision for income taxes	19,094	18,101	5%	23,431	-19%
Minority Interest	-512	44		1,102	
Net income	**$ 32,382**	**29,613**	9%	**$ 34,697**	-7%
Net income per share basic	**$ 0.44**	**$ 0.40**		**$ 0.47**	
Net income per share diluted	**$ 0.43**	**$ 0.40**		**$ 0.46**	
Weighted average common shares outstanding-basic	**73,663**	**73,592**		**74,874**	
Weighted average common and common equivalent shares outstanding-diluted	**75,588**	**74,560**		**76,305**	

-more-

Raymond James Financial, Inc.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Nine Months Ended		
	June 24, 2005	**June 25, 2004**	**% Change**
Revenues:			
Securities commissions and fees	$1,048,206	$ 982,030	7%
Investment banking	87,436	69,017	27%
Investment advisory fees	115,233	99,934	15%
Interest	178,161	96,001	86%
Net trading profits	19,919	16,323	22%
Financial service fees	64,665	61,126	6%
Other	49,446	43,137	15%
TOTAL REVENUES	1,563,066	1,367,568	14%
Interest Expense	87,419	33,021	165%
NET REVENUES	1,475,647	1,334,547	11%
Non-Interest Expenses			
Compensation, commissions and benefits	1,039,762	961,993	8%
Communications and information processing	67,205	60,975	10%
Occupancy and equipment costs	48,570	45,435	7%
Clearance and floor brokerage	18,014	15,466	16%
Business development	47,303	42,194	12%
Other	78,205	53,680	46%
TOTAL NON-INTEREST EXPENSES	1,299,059	1,179,743	10%
Income before provision for income taxes	176,588	154,804	14%
Provision for income taxes	68,088	56,665	20%
Minority Interest	2,178	1,227	78%
Net income	**$ 106,322**	**$ 96,912**	10%
Net income per share basic	**$ 1.45**	**$ 1.32**	
Net income per share diluted	**$ 1.41**	**$ 1.30**	
Weighted average common shares outstanding-basic	**73,320**	**73,275**	
Weighted average common and common equivalent shares outstanding-diluted	**75,493**	**74,353**	

For additional information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.htm.